                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------
                                   (Mark One)

           (X)     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 For the years ended December 31, 1998 and 1997

                                       OR
           ( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                          Commission file number 1-8606

                                  -------------

                   Bell Atlantic Savings and Security Plan for
                        Associates of Bell Atlantic South

                                  -------------

                            Bell Atlantic Corporation
              1095 Avenue of the Americas, New York, New York 10036

                     BELL ATLANTIC SAVINGS and SECURITY PLAN
                      for ASSOCIATES OF BELL ATLANTIC SOUTH
                        As of December 31, 1998 and 1997




                                TABLE OF CONTENTS
                                -----------------




 Independent Auditors' Report                                               1

 Financial Statements:

 Statements of Net Assets Available for Plan* Benefits as of
 December 31, 1998 and 1997                                               2-3

 Statements of Changes in Net Assets Available for Plan Benefits
 for the years ended December 31, 1998 and 1997                           4-5

 Notes to Financial Statements                                           6-26

 Signature Page                                                            27





-------------------
*This and certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the Plan Prospectus.

                          INDEPENDENT AUDITORS' REPORT


To the Corporate Employees' Benefits
Committee of Bell Atlantic Corporation:

We have audited the accompanying Statement of Net Assets Available for Plan Benefits of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic South (the "Plan") as of December 31, 1998, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 1997 were audited by other auditors, whose report dated April 14, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic South as of December 31, 1998, and the changes in its net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

/s/ Mitchell & Titus, LLP

New York, New York
June 11, 1999

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF BELL ATLANTIC SOUTH

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 1998

(DOLLARS IN THOUSANDS)


                                                                          FUND INFORMATION
                                             -----------------------------------------------------------------------
                                                 BELL         GOVERNMENT     PASSIVE US
                                               ATLANTIC         MONEY         EQUITY
                                                SHARES          MARKET        INDEX         INCOME         LOAN
                                                FUND             FUND         FUND           FUND          FUND
                                             -----------    -----------   -----------   -----------    -----------
                ASSETS:

Investments at market (see Notes 2 and 3):
  Allocated Share of Master Trust net assets $ 1,128,290    $    15,231   $   157,336   $   265,239    $      --
  Temporary cash investments                        --             --           4,102          --             --
  Bell Atlantic Corporation common shares           --             --            --            --             --
                                             -----------    -----------   -----------   -----------    -----------
    Total investments                          1,128,290         15,231       161,438       265,239           --
Receivables:
  Employer's contributions                          --             --            --            --             --
  Participants' contributions                      2,748            192           883         1,190           --
  Loan repayments                                    670             23           172           339         (1,283)
  Loans to participants                             --             --            --            --           52,880
  Other                                           (1,544)           249           737          (825)          --
  Dividends and interest receivable                 --             --              51          --             --
                                             -----------    -----------   -----------   -----------    -----------
    Total receivables                              1,874            464         1,843           704         51,597
                                             -----------    -----------   -----------   -----------    -----------
    Total assets                               1,130,164         15,695       163,281       265,943         51,597

             LIABILITIES:
Notes Payable (see Note 7)                          --             --            --            --             --
                                             -----------    -----------   -----------   -----------    -----------
    Net assets available for plan
    benefits (Notes 1 and 2)                 $ 1,130,164    $    15,695   $   163,281   $   265,943    $    51,597
                                             ===========    ===========   ===========   ===========    ===========


                                                                                FUND INFORMATION
                                                ------------------------------------------------------------------------------------


                                                    EMPLOYEE STOCK                           PASSIVE
                                                    OWNERSHIP PLAN                        INTERNATIONAL    ACTIVE U.S.        U.S.
                                                ------------------------      PAYSOP      EQUITY INDEX      EQUITY          BALANCED
                                                ALLOCATED    UNALLOCATED       FUND          FUND            FUND            FUND
                                               -----------   -----------   -----------    -----------    -----------    -----------
                ASSETS:

Investments at market (see Notes 2 and 3):
  Allocated Share of Master Trust net assets   $   542,659          --     $   167,011    $    22,808    $    11,867    $     8,994
  Temporary cash investments                          --            --            --             --              309            234
  Bell Atlantic Corporation common shares             --     $   119,054          --             --             --             --
                                               -----------   -----------   -----------    -----------    -----------    -----------
    Total investments                              542,659       119,054       167,011         22,808         12,176          9,228
Receivables:
  Employer's contributions                            --            --            --             --             --             --
  Participants' contributions                         --            --            --              166            121             60
  Loan repayments                                     --            --            --               30             15              7
  Loans to participants                               --            --            --             --             --             --
  Other                                                547          --          (1,416)           (39)          (147)            70
  Dividends and interest receivable                   --            --            --             --                4              3
                                               -----------   -----------   -----------    -----------    -----------    -----------
    Total receivables                                  547          --          (1,416)           157             (7)           140
                                               -----------   -----------   -----------    -----------    -----------    -----------
    Total assets                                   543,206       119,054       165,595         22,965         12,169          9,368

              LIABILITIES:
Notes Payable (see Note 7)                            --          87,981          --             --             --             --
                                               -----------   -----------   -----------    -----------    -----------    -----------
    Net assets available for plan
    benefits (Notes 1 and 2)                   $   543,206   $    31,073   $   165,595    $    22,965    $    12,169    $     9,368
                                               ===========   ===========   ===========    ===========    ===========    ===========


                                                                         FUND INFORMATION
                                               -------------------------------------------------------------------
                                                                ACTIVE                      U.S. BOND
                                                    GLOBAL    INTERNATIONAL   U.S. SMALL     MARKET
                                                   BALANCED      EQUITY     CAPITALIZATION   INDEX
                                                     FUND         FUND          FUND         FUND          TOTAL
                                               -----------   -----------   -----------   -----------   -----------
                ASSETS:

Investments at market (see Notes 2 and 3):
  Allocated Share of Master Trust net assets   $     1,819   $     1,843   $     6,321   $    12,396   $ 2,341,814
  Temporary cash investments                            47            48           165          --           4,905
  Bell Atlantic Corporation common shares             --            --            --            --         119,054
                                               -----------   -----------   -----------   -----------   -----------
    Total investments                                1,866         1,891         6,486        12,396     2,465,773
Receivables:
  Employer's contributions                            --            --            --            --            --
  Participants' contributions                           20            23            63            94         5,560
  Loan repayments                                        2             3             8            14          --
  Loans to participants                               --            --            --            --          52,880
  Other                                                 77            53          --             208        (2,030)
  Dividends and interest receivable                      1             1             2          --              62
                                               -----------   -----------   -----------   -----------   -----------
    Total receivables                                  100            80            73           316        56,472
                                               -----------   -----------   -----------   -----------   -----------
    Total assets                                     1,966         1,971         6,559        12,712     2,522,245

            LIABILITIES:
Notes Payable (see Note 7)                            --            --            --            --          87,981
                                               -----------   -----------   -----------   -----------   -----------
    Net assets available for plan
    benefits (Notes 1 and 2)                   $     1,966   $     1,971   $     6,559   $    12,712   $ 2,434,264
                                               ===========   ===========   ===========   ===========   ===========


See notes to financial statements.

                   BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
                        ASSOCIATES OF BELL ATLANTIC SOUTH
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               December 31, 1997
                            (Dollars in Thousands)

                                                                              PARTICIPANT DIRECTED
                                                     ------------------------------------------------------------------
                                                                                    SHORT-
                                                          BELL       GOVERNMENT      TERM       U.S. BOND       U.S.
                                                        ATLANTIC        MONEY        FIXED       MARKET        EQUITY
                                                         SHARES        MARKET       INCOME        INDEX         INDEX
                                                          FUND          FUND         FUND         FUND          FUND
                                                     ------------     --------     ----------   ---------    ----------

ASSETS:
Investments, net (Note 4)                            $  1,003,234     $ 11,993     $  290,079   $   9,449    $  118,492
Allocations and contributions receivable                    2,369            1             -            2            71
Fund, plan and other transfers receivable-net                  -           585             -          394         1,277
Prepaid expenses                                               -            -              -           -             -
                                                     ------------     --------     ----------   ---------    ----------
       Total assets                                     1,005,603       12,579        290,079       9,845       119,840
                                                     ------------     --------     ----------   ---------    ----------
LIABILITIES:
Notes payable (Note 5)                                         -            -              -           -             -
Accrued interest                                               -            -              -           -             -
Fund, plan and other transfers payable - net                1,974           -           3,832          -             -
Administrative expenses payable                               511           13            198           6            14
                                                     ------------     --------     ----------   ---------    ----------
       Total liabilities                                    2,485           13          4,030           6            14
                                                     ------------     --------     ----------   ---------    ----------

Net assets available for plan benefits (Note 3)      $  1,003,118     $ 12,566     $  286,049   $   9,839    $  119,826
                                                     ------------     --------     ----------   ---------    ----------
                                                     ------------     --------     ----------   ---------    ----------

                                                                                      NON-PARTICIPANT
                                                                                          DIRECTED
                                                                                  ----------------------
                                                       INTERNATIONAL                BELL         ESOP
                                                          EQUITY                  ATLANTIC    UNALLOCATED
                                                           INDEX        LOAN       SHARES       SHARES
                                                           FUND         FUND        FUND         FUND         TOTAL
                                                        ---------    ---------    ---------    ---------   -----------


ASSETS:
Investments, net (Note 4)                              $   22,735   $   40,598   $  447,071   $  178,475  $  2,122,126
Allocations and contributions receivable                       -            -         4,211           -          6,654
Fund, plan and other transfers receivable-net                  -         1,857           -            -          4,113
Prepaid expenses                                               -            -            -           199           199
                                                        ---------    ---------    ---------    ---------   -----------
       Total assets                                        22,735       42,455      451,282      178,674     2,133,092
                                                        ---------    ---------    ---------    ---------   -----------

LIABILITIES:
Notes payable (Note 5)                                         -            -            -       120,694       120,694
Accrued interest                                               -            -            -         4,930         4,930
Fund, plan and other transfers payable - net                  730           -           376           -          6,912
Administrative expenses payable                                41           -           230           30         1,043
                                                        ---------    ---------    ---------    ---------   -----------
       Total liabilities                                      771           -           606      125,654       133,579
                                                        ---------    ---------    ---------    ---------   -----------

Net assets available for plan benefits (Note 3)        $   21,964   $   42,455   $  450,676   $   53,020  $  1,999,513
                                                        ---------    ---------    ---------    ---------   -----------
                                                        ---------    ---------    ---------    ---------   -----------

                                         See notes to financial statements.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF BELL ATLANTIC SOUTH

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE PERIOD ENDED DECEMBER 31, 1998

(DOLLARS IN THOUSANDS)

                                                                          FUND INFORMATION
                                              ---------------------------------------------------------------------
                                                  BELL         GOVERNMENT      PASSIVE US
                                                ATLANTIC         MONEY           EQUITY
                                                 SHARES          MARKET          INDEX        INCOME       LOAN
                                                  FUND            FUND            FUND         FUND        FUND
                                              -------------  --------------- -------------  -----------  ----------
Additions:
  Allotments, Contributions and Transfers:
    Employee allotments                       $     40,454   $        2,518  $     17,259   $   26,484   $       -
    Interfund transfers                             (6,292)           2,568         4,897      (23,046)          -
    Plan transfers-in                                2,116                7            94           90           -
    Plan transfer from PAYSOP (Note 1)                   -                -             -            -           -
    Rollover contributions (Note 1)                    495               71           310           43           -
    Employing company contributions (Note 1)        24,447                -             -            -           -
    Loans to participants                          (18,950)            (551)       (3,801)      (9,277)     34,275
    Transfer for loan repayments                    12,735              421         3,400        6,731     (24,750)
                                              -------------  --------------- -------------  -----------  ----------

      Total allotments, contributions,
            and transfers                           55,005            5,034        22,159        1,025       9,525

Investment income:
Dividends/Interest                                  45,135                -             -            -           -
  Allocated share of Master Trust investment
  activities (Note 3)                              155,891            1,091        34,077       16,729           -
                                              -------------  --------------- -------------  -----------  ----------

      Total additions                              256,031            6,125        56,236       17,754       9,525
                                              -------------  --------------- -------------  -----------  ----------

Deductions:
  Administrative expenses                            2,612               31           176          592           -
  Distributions to participants                    116,284            2,903        11,471       36,027           -
  Plan transfers-out                                10,089               62         1,134        1,241         383
                                              -------------  --------------- -------------  -----------  ----------

      Total deductions                             128,985            2,996        12,781       37,860         383
                                              -------------  --------------- -------------  -----------  ----------

      Net increase(decrease)                       127,046            3,129        43,455     (20,106)       9,142

Net assets available for plan benefits:
  Beginning of year                              1,003,118           12,566       119,826      286,049      42,455
                                              -------------  --------------- -------------  -----------  ----------

  End of year (Notes 1 and 2)                 $  1,130,164   $       15,695  $    163,281   $  265,943   $  51,597
                                              =============  =============== =============  ===========  ==========



                                                                          FUND INFORMATION
                                          --------------------------------------------------------------------------------
                                                                                      PASSIVE
                                                 EMPLOYEE STOCK                    INTERNATIONAL     ACTIVE        U.S.
                                                 OWNERSHIP PLAN          PAYSOP     EQUITY INDEX   U.S. EQUITY   BALANCED
                                            ALLOCATED    UNALLOCATED      FUND          FUND          FUND         FUND
                                            -----------  ------------   ----------  -------------  -----------  ----------
Additions:
  Allotments, Contributions and Transfers:
    Employee allotments                     $        -   $         -  $         -   $      3,646   $     1,861   $     896
    Interfund transfers                              -             -            -         (5,426)        9,708       8,303
    Plan transfers-in                                -             -           50             17             -           -
    Plan transfer from PAYSOP (Note 1)               -             -      157,508              -             -           -
    Rollover contributions (Note 1)                  -             -            -            104            65          23
    Employing company contributions (Note 1)    18,803        36,395            -              -             -           -
    Loans to participants                         (160)            -            -           (717)         (199)        (86)
    Transfer for loan repayments                    10             -            -             601          255         123
                                            -----------  ------------ ------------  -------------  -----------  ----------

      Total allotments, contributions,
           and transfers                        18,653        36,395      157,558         (1,775)       11,690       9,259

Investment income:
Dividends/Interest                               3,909         4,170       (3,615)             -            -           -
  Allocated share of Master Trust investmen
  activities (Note 3)                           85,003        (3,492)      28,452          4,718        1,213         724
                                            -----------  ------------ ------------  -------------  -----------  ----------

      Total additions                          107,565        37,073      182,395          2,943       12,903       9,983
                                            -----------  ------------ ------------  -------------  -----------  ----------

Deductions:
  Administrative expenses                          141            37           36             49           35          20
  Distributions to participants                 12,360        43,713       16,383          1,612          631         538
  Plan transfers-out                             2,534        15,270          381            281           68          57
                                            -----------  ------------ ------------  -------------  -----------  ----------

      Total deductions                          15,035        59,020       16,800          1,942          734         615
                                            -----------  ------------ ------------  -------------  -----------  ----------

      Net increase(decrease)                    92,530       (21,947)     165,595          1,001       12,169       9,368

Net assets available for plan benefits:
  Beginning of year                            450,676        53,020            -         21,964            -           -
                                            -----------  ------------ ------------  -------------  -----------  ----------

  End of year (Notes 1 and 2)               $  543,206   $    31,073  $   165,595   $     22,965   $   12,169   $   9,368
                                            ==========   ===========  ===========   ============   ==========   =========


                                                                            FUND INFORMATION
                                                  -------------------------------------------------------------------
                                                                ACTIVE                         US. BOND
                                                   GLOBAL    INTERNATIONAL     U.S. SMALL       MARKET
                                                  BALANCED      EQUITY       CAPITALIZATION     INDEX
                                                    FUND         FUND            FUND            FUND         TOTAL
                                                  ----------  -----------    --------------    ---------    ---------
Additions:
  Allotments, Contributions and Transfers:
    Employee allotments                           $     304   $   362           $1,049         $ 1,895      $   96,728
    Interfund transfers                               1,597     1,607            5,406             678               -
    Plan transfers-in                                    11        18                8              22           2,433
    Plan transfer from PAYSOP (Note 1)                    -         -                -               -         157,508
    Rollover contributions (Note 1)                      17        25               48              87           1,288
    Employing company contributions (Note 1)              -         -                -               -          79,645
    Loans to participants                               (23)      (43)             (81)           (387)              -
    Transfer for loan repayments                         35        50              146             243               -
                                                  ---------   -------          ------          -------     -----------

      Total allotments, contributions,
           and transfers                              1,941     2,019            6,576           2,538         337,602

Investment income:
Dividends/Interest                                        -         -                -               -          49,599
    Allocated share of Master Trust investmen
    activities (Note 3)                                 147        69              221           1,179         326,022
                                                  ---------   -------          ------          -------     -----------

      Total additions                                 2,088     2,088            6,797           3,717         713,223
                                                  ---------   -------          ------          -------     -----------

Deductions:
  Administrative expenses                                 6         8               23             (16)          3,750
  Distributions to participants                          90       109              185             739         243,045
  Plan transfers-out                                     26         -               30             121          31,677
                                                  ---------   -------          ------          -------     -----------

      Total deductions                                  122       117              238             844         278,472
                                                  ---------   -------          ------          -------     -----------

      Net increase(decrease)                          1,966     1,971            6,559           2,873         434,751

Net assets available for plan benefits:
  Beginning of year                                       -         -               -            9,839       1,999,513
                                                  ---------   -------          ------          -------     -----------

  End of year (Notes 1 and 2)                     $   1,966   $ 1,971          $6,559          $12,712     $ 2,434,264
                                                  =========   =======          ======          =======     ===========

  BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF BELL ATLANTIC SOUTH
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     For the year ended December 31, 1997
                            (Dollars in Thousands)


                                                                               PARTICIPANT DIRECTED
                                                       -----------------------------------------------------------------
                                                                                    SHORT-
                                                           BELL      GOVERNMENT      TERM       U.S. BOND       U.S.
                                                         ATLANTIC       MONEY        FIXED       MARKET        EQUITY
                                                          SHARES       MARKET       INCOME        INDEX         INDEX
                                                           FUND         FUND         FUND         FUND          FUND
                                                       -----------    --------     ----------   ---------    ----------
Net assets available for plan benefits,
  December 31, 1996                                    $   727,300    $  9,809     $  283,616   $   7,545    $   61,833
                                                       -----------    --------     ----------   ---------    ----------
Employees contributions                                     32,157       1,453         23,974       1,333        11,586
Employing company contributions and allocations                 -           -              -           -             -
Transfer of ESOP Shares and participants'
  balances - net                                           (35,092)      2,316        (16,769)        948        16,825
                                                       -----------    --------     ----------   ---------    ----------
       Total allocations, contributions and transfers       (2,935)      3,769          7,205       2,281        28,411
Allocated share of Master Trust net investment
  activities (Note 4)                                      (40,807)        125          3,242         108       (12,180)
Dividends on Bell Atlantic Common Shares                    22,693          -              -           -             -
Other Dividends                                                 -           -              -           -          1,184
Interest                                                        -          465          6,440         381            15
Net appreciation in value of investments                   350,626          -           8,543         291        44,991
                                                       -----------    --------     ----------   ---------    ----------
       Net additions                                       329,577       4,359         25,430       3,061        62,421
                                                       -----------    --------     ----------   ---------    ----------
Less:  Distributions to participants                        52,639       1,588         22,702         731         4,294
       Interest expense                                         -           -              -           -             -
       Amortization of capitalized ESOP expenses                -           -              -           -             -
       Administrative expenses                               1,120          14            295          36           134
                                                       -----------    --------     ----------   ---------    ----------
       Total deductions                                     53,759       1,602         22,997         767         4,428
                                                       -----------    --------     ----------   ---------    ----------
Net assets available for plan benefits,
  December 31, 1997 (Note 3)                           $ 1,003,118    $ 12,566     $  286,049   $   9,839    $  119,826
                                                       ===========    ========     ==========   =========    ==========




                                                                                       NON-PARTICIPANT
                                                                                           DIRECTED
                                                                                   ----------------------
                                                        INTERNATIONAL                BELL         ESOP
                                                           EQUITY                  ATLANTIC    UNALLOCATED
                                                            INDEX        LOAN       SHARES       SHARES
                                                            FUND         FUND        FUND         FUND         TOTAL
                                                         ---------    ---------    ---------    ---------   -----------
Net assets available for plan benefits,
  December 31, 1996                                     $   16,019  $    37,131    $297,066     $    9,606   $1,449,925
                                                        ----------- -----------    --------     ----------   ----------
Employees contributions                                      3,383           -            -            -         73,886
Employing company contributions and allocations                 -            -            -        33,902        33,902
Transfer of ESOP Shares and participants'
  balances - net                                             2,950        2,980       31,490      (22,875)      (17,227)
                                                         ---------    ---------    ---------    ---------   -----------
       Total allocations, contributions and transfers        6,333        2,980       31,490       11,027        90,561
Allocated share of Master Trust net investment
  activities (Note 4)                                         (896)         498       (7,865)     (11,011)      (68,786)
Dividends on Bell Atlantic Common Shares                        -            -        13,150        4,844        40,687
Other Dividends                                                210           -            -            -          1,394
Interest                                                        -         2,668           -           177        10,146
Net appreciation in value of investments                     1,934           -       138,839       49,212       594,436
                                                         ---------    ---------    ---------    ---------   -----------
       Net additions                                         7,581        6,146      175,614       54,249       668,438
                                                         ---------    ---------    ---------    ---------   -----------
Less:  Distributions to participants                         1,564          822       21,500           -        105,840
       Interest expense                                         -            -            -        10,677        10,677
       Amortization of capitalized ESOP expenses                -            -            -            99            99
       Administrative expenses                                  72           -           504           59         2,234
                                                         ---------    ---------    ---------    ---------   -----------
       Total deductions                                      1,636          822       22,004       10,835       118,850
                                                         ---------    ---------    ---------    ---------   -----------
Net assets available for plan benefits,
  December 31, 1997 (Note 3)                            $   21,964   $   42,455   $  450,676   $   53,020  $  1,999,513
                                                        ==========   ==========   ==========   ==========  ============


                       See notes to financial statements.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS)



1.       DESCRIPTION

         The following description of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic South (the "BASSP") provides only general information on the BASSP's provisions as of December 31, 1998. Participants should refer to the Benefits Handbook, BASSP plan document and prospectus for a more complete description of BASSP's provisions.

         The BASSP * was established by Bell Atlantic Corporation on January 1, 1984 to provide a convenient way for non-salaried employees to save on a regular and long-term basis. In August 1997, Bell Atlantic Corporation merged with NYNEX Corporation (the "Merger") to form the new Bell Atlantic Corporation ("Bell Atlantic"). The BASSP is a defined contribution plan covering all regular non-salaried employees primarily of the business units of the pre-merger Bell Atlantic and its participating subsidiaries. Employees are eligible to make tax-deferred or after-tax contributions to the BASSP upon completion of enrollment in the plan as soon as practicable following the date of hire. Employees become eligible for employer matching contributions upon completion of one year of service. The BASSP is also characterized as an employee stock ownership plan ("ESOP").

         ALLOTMENTS AND CONTRIBUTIONS
         Eligible employees generally may authorize basic contributions of $5 to $45 per week, which is as much as 5% to 7% of the basic weekly rate, and supplementary contributions up to an amount which, when added to the basic contribution, is not more than 16% of the employees' weekly rate. For employees of Bell Atlantic and most of its participating subsidiaries, Bell Atlantic makes employer matching contributions in an amount equal to 66 2/3% of basic contributions. Certain participating subsidiaries have other employee contribution and employer matching contribution arrangements. Contributions are subject to applicable rules set forth in the Internal Revenue Code (the "Code") and the regulations thereunder. Employer matching contributions are invested only in the BASSP until employees reach age fifty-five and ten years of service.

         The BASSP provides for 100% vesting of employer matching contributions upon attaining three years of service. A terminated employee's unvested employer matching contributions are forfeited and offset against the participating companies' obligation to make subsequent contributions to the BASSP. Forfeitures were $164 and $53 in 1998 and 1997, respectively.




--------------------
*Certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the BASSP Prospectus.


Continued

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)



         LOANS
         The BASSP includes an employee loan provision authorizing participants to borrow an amount from their vested account balances in the BASSP. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than one year nor more than fifteen years. Each new loan will bear interest at a rate based upon the prime for loans up to sixty months and the prime plus one for loans from sixty-one months to one hundred eighty months as published in The Wall Street Journal.

         TERMINATION PRIORITIES
         Although it has not expressed any intent to do so, Bell Atlantic has the right under the BASSP to discontinue all employer matching contributions at any time and to terminate the BASSP subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

         FUND OPTIONS
         Participants are able to invest in one or more combinations of the following funds (referred to herein individually as a "Fund" and collectively as the "Funds"): Bell Atlantic Shares Fund, U.S. Bond Market Index Fund, Passive U.S. Equity Index Fund, Government Money Market Fund, Income Fund, Passive International Equity Index Fund, U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund and U.S. Small Capitalization Fund. The ESOP component of the BASSP is described below.

         Beginning in 1998, these seven fund options were newly offered by the BASSP:

         -    Income Fund
         -    U.S. Balanced Fund
         -    Global Balanced Fund
         -    Passive U.S. Equity Index Fund
         -    Active U.S. Equity Index Fund
         -    U.S. Small Capitalization Fund
         -    Active International Equity Fund

         The Bell Atlantic Shares Fund invests primarily in the common stock of Bell Atlantic.

         The U.S. Bond Market Index Fund includes all U.S. Treasury, government-sponsored, mortgaged-backed, asset-backed and investment-grade corporate bonds, with at least one year maturity and at least $100 million outstanding. The Fund may use interest rate futures and various other kinds of derivatives to adjust portfolio duration or as interest rate hedges. The Fund is managed by Barclays Global Investors, N.A.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)



         On January 1, 1998, a new Fund, the Passive U.S. Equity Index Fund, became the successor fund to the BASSP's U.S. Equity Index Fund. Any assets in the U.S. Equity Index Fund not designated for transfer to another fund by BASSP participants by December 31, 1997 were automatically transferred to the Passive U.S. Equity Index Fund. Effective January 1, 1998 the U.S. Equity Index Fund ceased to exist. The Passive U.S Equity Index Fund invests in an equity index fund which is managed by Bell Atlantic Asset Management Company ("BAAMCO"). This Fund is principally a portfolio of common stocks and is structured and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard and Poors Composite Index of 500 stocks.

         The Government Money Market Fund invests in securities of the U.S. government or its agencies, obligations guaranteed or insured by the U.S. government and repurchase agreements that use these securities as collateral. The average maturity of the securities in the Fund generally will be thirty to sixty days, but may vary from one to ninety days. The Fund may use interest rate futures for cash management purposes or to adjust the average duration of the portfolio. The Fund is managed by Bankers Trust Company.

         Effective January 1, 1998 the Short-Term Fixed Income Fund ceased to exist. Any assets in the BASSP's Short-Term Fixed Income Fund not designated for transfer to another fund by BASSP participants by December 31, 1997 were automatically transferred to the new Income Fund. The Income Fund invests primarily in a diversified portfolio of guaranteed investment contracts ("GICs") issued by insurance companies. Some of the assets of the Fund are also invested in pools of asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies ("Synthetic Investment Contract"). As an integral part of the purchase of each pool of these investments, a financial institution, via a wrapper contract, agrees to pay at book value for qualified distributions (e.g. participant withdrawals) and at maturity of the contract, based upon the agreed upon interest rate for the relevant time period, but not in the event of a default of any security in the pool. The BASSP is exposed to credit risk in the event of nonperformance by the entities for which the contracts are placed. The BASSP seeks to minimize credit risk by diversifying among a group of GIC issuers and other financial institutions which meet certain investment criteria established by BAAMCO. These contracts guarantee
         (i) a fixed rate of interest for a fixed period of time or (ii) a fixed rate of interest for an indefinite period of time. Such interest is not guaranteed by any of the Employing Companies. The Fund is managed by BAAMCO. (For further discussion of this Fund see Note 2).

         On January 1, 1998 the BASSP's International Equity Index Fund was renamed the Passive International Equity Index Fund. The Passive International Equity Index Fund has investments that mirror the MSCI-EAFE-GDP, which is an index established by Morgan Stanley Dean Witter, comprised of approximately 1,000 companies from twenty of the


Continued

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)



         largest countries outside of the United States, including Japan, Germany and the United Kingdom. The weighting of each country in the index is based upon its GDP, which is a measure of domestic economic output. The Fund is managed by Barclays Global Investors, N.A.

         In addition to the Passive U.S. Equity Index Fund, each of the following five Funds invest in the assets of unitized investment advisor account(s) of the Bell Atlantic Master Trust ("Master Trust"), as designated by BAAMCO: U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund, and the U.S. Small Capitalization Fund.

         On January 1, 1998 the U.S. Balanced Fund became available to participants in the BASSP. The U.S. Balanced Fund invests primarily in domestic stocks and bonds. The fixed income portion of the Fund may invest a small portion of its assets in issues of international agencies, foreign governments, their agencies and foreign corporations. The Fund targets approximately 60% in stocks and 40% in bonds. As of December 31, 1998, BAAMCO had selected the following unitized investment advisor account(s) of the Master Trust ("Master Trust pooled accounts") for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Equinox Capital Management, LLC, Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Palisade Capital Management, L.L.C., Provident Investment Counsel, State Street Research and Management Company, Transamerica Investment Services, Trinity Investment Management Corporation, and Wilshire Associates Inc.

         On January 1, 1998 the Global Balanced Fund became available to participants in the BASSP. The Global Balanced Fund invests in the world's capital markets, primarily in equity and fixed income instruments. The Fund is diversified and has representation in a variety of countries, from those of the most mature and developed nations to those still in their developmental states (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. The Global Balanced Fund typically targets 75% of its investments for the domestic market and 25% for the foreign market, and approximately 70% in stocks and 30% in bonds. Emerging markets investments are targeted at 4% of the total Fund. As of December 31, 1998, BAAMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Capital Guardian Trust Company, Equinox Capital Management, LLC, Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Morgan Stanley Asset Management, Morgan Stanley International, Northern Cross Investments, Ltd., Palisade Capital Management, L.L.C., Provident Investment Counsel, Rogge Global Partners, PLC, State Street Global Advisors,


Continued

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)



         State Street Research and Management Company, Transamerica Investment Services, Trinity Investment Management Corporation, and Wilshire Associates Inc.

         On January 1, 1998 the Active U.S. Equity Fund became available to participants in the BASSP. The Active U.S. Equity Fund invests primarily in domestic common stocks. As of December 31, 1998, BAAMCO had selected the following Master Trust pooled accounts for the Fund:
         Barrow, Hanley, Mewhinney & Strauss, Inc., Equinox Capital Management, LLC, Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Independence Investment Associates, Inc., Miller Anderson & Sherrerd, LLP, Palisade Capital Management, L.L.C., Provident Investment Counsel, Transamerica Investment Services, Trinity Investment Management Corporation, and Wilshire Associates Inc.

         On January 1, 1998 the Active International Equity Fund became available to participants in the BASSP. The Active International Equity Fund invests in international equity markets throughout the world, generally excluding the United States. It is diversified and has representation in a variety of economies, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. It targets 80% of its investments for developed countries such as Japan, Germany and the United Kingdom and 20% for emerging markets such as Brazil, Mexico and Taiwan. As of December 31, 1998, BAAMCO had selected Capital Guardian Trust Company, Morgan Stanley Asset Management, Morgan Stanley International, Northern Cross Investments, Ltd., and State Street Global Advisors as the Master Trust pooled accounts for the Fund.

         On January 1, 1998 the U.S. Small Capitalization Fund became available to participants in the BASSP. The U.S. Small Capitalization Fund invests primarily in the stocks of smaller-sized domestic companies, generally with a market capitalization that is in the smallest 15% of publicly traded stocks. As of December 31, 1998, BAAMCO had selected the following as the Master Trust pooled accounts for the Fund:
         Columbus Circle Investors, Gardner Lewis Asset Management, L.P., Investment Counselors of Maryland, Inc., The Boston Company Asset Management, Inc., Provident Investment Counsel, and Wilshire Associates Inc.

         The Leveraged ESOP ("LESOP") is a leveraged Fund that invests primarily in Bell Atlantic shares. The LESOP component of the BASSP, initially funded in 1989, is a stock bonus plan intended to qualify under Sections 401(a)(4) and 4975(e)(7) of the Code. It is used to match the employee's Basic Pre-Tax Allotments and Post-Tax Allotments. Depending on the value of Bell Atlantic shares from time to time, the LESOP may fund more or less than all of the required employer matching contributions in a given calendar year. As a result of a continuing series of additional LESOP refinancings (See Note 7), the LESOP is likely to continue to generate most of the shares required for employer matching contributions but not


Continued

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)



         more than the amount required for those contributions. In the event of a shortfall, Bell Atlantic and its participating subsidiaries make additional employer matching contributions to the BASSP. Any surplus is allocated in equal amounts to the BASSP accounts of participants who, as of the last day of the year, are active employees of Bell Atlantic and its participating subsidiaries, and have account balances under the BASSP. The employee may not withdraw or transfer funds out of the LESOP Fund except for hardship withdrawals and except for those participants over age 55 with more than one year of participation in the BASSP. The amounts allowed to be transferred during any election period are subject to certain limitations under the terms of the BASSP.

         The Bell Atlantic Employee Stock Ownership Plan (the "PAYSOP") was established by Bell Atlantic on January 1, 1984 as an ERISA plan. The assets in the PAYSOP consisted of Employing Company contributions of Bell Atlantic Corporation common shares and earnings thereon. As a result of PAYSOP amendments necessitated by the Tax Reform Act of 1986, there have been no Employing Company contributions to the PAYSOP since the 1986 plan year. Effective January 1, 1998, the PAYSOP was merged into the BASSP and the Bell Atlantic Savings Plan for Salaried Employees (the "BASP"). The assets of the PAYSOP were transferred to the Bell Atlantic Master Trust on January 1, 1998 and accordingly allocated to the BASSP based on the participating employees' balances in PAYSOP as of December 31, 1997.

         All the assets of the BASSP are included in the Bell Atlantic Master Trust (See Note 2) for which Mellon Bank, N.A., is the trustee.

         Metropolitan Life Insurance Company (previously operating as Bankers Trust Company) was the recordkeeper for the BASSP through June 30, 1998. As of July 1, 1998, the Kwasha Group of PriceWaterhouseCoopers L.L.P. became the recordkeeper for the BASSP.


2.       ACCOUNTING POLICIES

         INVESTMENTS
         Prior to 1997, the assets of the BASSP were commingled for investment purposes in the Bell Atlantic Master Savings Trust (the "Master Savings Trust") with the assets of the BASP. On March 31,1997, the Master Savings Trust was dissolved and the respective assets held were transferred to the BASP and BASSP. For the period from April 1, 1997 until December 31, 1997, the BASSP presents in the Statement of Changes in Net Assets Available for Plan Benefits, Bell Atlantic dividends, other dividends and interest income and net appreciation (depreciation) in the fair value of investments. For the period from January 1, 1997 until March 31, 1997, the BASSP presents in the Statement of Changes in Net Assets Available


Continued

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)



         for Plan Benefits its allocated share of Master Savings Trust investment activities which includes net appreciation (depreciation) in the fair value of its investments.

         As of January 1, 1998, the assets of Bell Atlantic's defined benefit plans and defined contribution plans were transferred to the NYNEX Master Trust. Effective January 1, 1998, the NYNEX Master Trust was renamed the Bell Atlantic Master Trust (the "Master Trust").

         VALUE OF INVESTMENTS
         The Trustee values the investments in the Master Trust as follows:

         Investments in securities traded on national and foreign securities exchanges are valued by the Trustee at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and asked prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes.

         The value of each contract with an insurance company or other financial institution included in the Income Fund is reported at contract value in the Statements of Net Assets Available for Plan Benefits based upon the principal then invested in by the Fund plus the interest then accrued on such principal, which approximates the fair value. In accordance with Statement of Position 94-4 "Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" and in connection with the fully benefit-responsive investment contracts, the following information is presented:

         i. The asset weighted crediting interest rate yielded a return of 6.3% and 6.4% for the years ended December 31, 1998 and 1997, respectively.

         ii. The crediting interest rates ranged from 4.2% to 8.3% at December 31, 1998 and 1997.

         iii. The fair value, as determined by discounting future cash flows of the underlying BASSP investments, at December 31, 1998 and 1997, was approximately $229,921 and $113,471, respectively.

         Forward currency contracts are accounted for as contractual commitments on a trade date basis and are carried at fair value derived by the Trustee at the exchange rate prevailing on the last business day of the year. Index futures contracts are recorded as contractual commitments on a trade-date basis and are carried at fair value based on the closing index futures price prevailing on the last business day of the year. Both exchange rates and index futures prices are readily available from published sources.

         Temporary cash investments are stated at redemption value which approximates fair value.


Continued

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)


         PURCHASES AND SALES OF INVESTMENTS
         Purchases and sales of investments are reflected as of the trade date.

         Realized gains and losses on sales of investments are determined on the basis of average cost.

         INVESTMENT INCOME
         Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

         NET APPRECIATION (DEPRECIATION) OF INVESTMENTS
         The Statements of Changes in Net Assets Available for Plan Benefits reflects the net appreciation (depreciation) in the fair value of the BASSP's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         DISTRIBUTIONS
         Distributions elected to be withdrawn from the BASSP by participants are recorded when paid.

         PLAN EXPENSES
         The BASSP pays certain administrative expenses out of assets held in the Master Trust and out of interest income earned from the BASSP's disbursement account, as held by the Trustee, in accordance with BASSP provisions and to the extent permitted by law. Any expenses not paid by the BASSP are paid by Bell Atlantic.

         BELL ATLANTIC'S USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires the BASSP's trust asset administrator, to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES
         The BASSP provides for various participant investment options in any combination of funds which can invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.



Continued

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)



3.       INVESTMENTS

         INVESTMENT IN MASTER TRUST
         All of the investment assets in the Master Trust are managed by BAAMCO or external investment advisors. The assets in the Master Trust are either (a) pooled between the defined benefit plans and the defined contribution plans or (b) net assets that are specific to the defined benefit plans, or (c) net assets specific to the defined contribution plans. The total fair value of the Master Trust at December 31, 1998 was approximately $51.2 billion (of which net assets totaling approximately $17.5 billion are specific to the defined benefit plans, item (b) above, for which separate financial statements are prepared).

         INVESTMENTS HELD IN POOLED ACCOUNTS

         The pooled investments are unitized, aggregated and reported by the Master Trust with a carrying value of $22.7 billion at December 31, 1998 and with investment earnings of $2.2 billion for the period or year ended December 31, 1998. Given that the pooled accounts include interests of the defined contribution plans and the defined benefit plans, the totals in each respective statement do not equal the carrying value or net investment income of/from the Master Trust pooled accounts in this footnote.

         The total investments held in the Master Trust pooled accounts at December 31, 1998 were as follows:


         DESCRIPTION                                                 FAIR VALUE (NOTE 2)
         -----------                                                 -------------------
         Cash - non interest bearing                                    $       7,587
         Receivables                                                        1,300,045
         Common Stock                                                      18,625,854
         Bell Atlantic Corporation common shares                               70,998
         Preferred Stock                                                      115,874
         U.S. Government Securities                                         1,097,450
         Corporate Debt - preferred and other                               1,489,671
         Real estate                                                              166
         Temporary cash investments                                           619,688
         Other investments*                                                   708,470
                                                                        -------------
                                                                           24,035,803
         Liabilities                                                        1,307,975
                                                                        -------------
             Total pooled net assets in the Master Trust                $  22,727,828
                                                                        =============

         *Other investments include foreign investments, principally foreign government debt.



Continued

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)


         The BASSP's interests in the Master Trust pooled accounts carrying value and investment income of the Master Trust pooled accounts are reported in each respective Fund Option as the "Allocated share of Master Trust net assets" as of December 31, 1998, in the Statement of Net Assets Available for Plan Benefits and "Allocated share of Master Trust investment activities" in the Statements of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1998.

         Investments in the Master Trust are allocated to the BASSP's Fund options in accordance with their respective percentages of interest. The proportionate interests of the BASSP's Fund options in the carrying value of the Master Trust pooled accounts at December 31, 1998 were as follows:



                                                      CARRYING
                                                       VALUE
                                                        1998             1998
                                                      ---------         -------
         Active U.S. Equity Fund                     $  12,169          0.0535%
         U.S. Balanced Fund                              9,368          0.0412%
         Global Balanced Fund                            1,966          0.0087%
         Active International Equity Fund                1,971          0.0087%
         U.S. Small Capitalization Fund                  6,559          0.0289%
         Passive U.S. Equity Index Fund                163,281          0.7184%
                                                     ---------
             Total                                   $ 195,314
                                                     =========


INVESTMENTS HELD IN SPECIFIC ACCOUNTS
Effective January 1, 1998, the assets of all Bell Atlantic's defined contribution plans were included in the Master Trust. The net assets specific to these plans are the Bell Atlantic Shares Fund, Telecommunications Fund, Government Money Market Fund, Income Fund, Loan Fund, the ESOP allocated account, Passive International Equity Index Fund, and the U.S. Bond Market Index Fund.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)

         The investments held in the Master Trust specific accounts for the defined contribution plans at December 31, 1998 were as follows:


         DESCRIPTION                                           FAIR VALUE (NOTE 2)
         -----------                                           -------------------
         Receivables                                               $    410,006
         Common Stock                                                   609,620
         Bell Atlantic Corporation common shares                      8,324,047
         Temporary cash investments                                     139,788
         Fixed income obligations - insurance contracts               1,973,019
         Fixed income corporate obligations                             239,031
                                                                   ------------
                                                                     11,695,511
         Liabilities                                                    642,498
                                                                   ------------
             Total net assets in the specific
             Accounts in the Master Trust                          $ 11,053,013
                                                                   ------------
                                                                   ------------


         Investments in the Master Trust are allocated to the BASSP's Fund options in accordance with their respective percentages of interest. The proportionate interest of the BASSP, the BASP and the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North (the "NSSP") in the carrying value of the Master Trust specific accounts at December 31, 1998 was as follows:


                                              CARRYING                   CARRYING                  CARRYING
                                                VALUE                      VALUE                     VALUE
                                                BASSP      PLAN %         BASP        PLAN %         NSSP           PLAN %
                                          ------------     ------    ------------     ------     ------------       ------
         Bell Atlantic Shares Fund        $  1,130,164     21.14     $  2,039,193       38.14    $  2,177,321       40.72
         Telecommunications Fund                     -         -          253,335       52.76         226,831       47.24
         Government Money Market Fund           15,695      8.79          155,902       87.30           6,982        3.91
         Passive International Equity Index     22,965     17.45          102,392       77.80           6,246        4.75
         Fund
         Income Fund                           265,943     13.50        1,268,983       64.40         435,441       22.10
         Loan Fund                              51,597     14.64          148,922       42.25         151,936       43.11
         Employee Stock Ownership Plan         574,279     27.32        1,527,926       72.68               -           -
         U.S. Bond Market Index Fund            12,712      5.22          211,022       86.67          19,739        8.11
         PAYSOP                                165,595     66.91           81,892       33.09               -           -
                                          ------------               ------------                ------------
                Total                     $  2,238,950               $  5,789,567                $  3,024,496
                                          ------------               ------------                ------------
                                          ------------               ------------                ------------

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)


         The following table reflects the investments that represent 5% or more of the net assets in the Master Trust as of December 31, 1998:


                                                             1998
                                                        -------------

         Bell Atlantic Corporation common shares        $   8,324,047


         At December 31, 1997, the fair value of the BASSP's investments were as follows:



                                                                             1997
                                                                        -------------
         Bell Atlantic Shares Fund:
           Bell Atlantic Corporation common shares                      $   1,438,211 *
           BT Pyramid Government Securities Cash Fund                          12,094
         Government Money Market Fund:
           BT Pyramid Government Securities Cash Fund                          11,993
         Short-Term Fixed Income Fund:
           Contracts with insurance companies and commercial banks            113,471 *
           BT Pyramid Government Securities Cash Fund                         176,608 *
         U.S. Bond Market Index Fund:
           Fund shares                                                          9,286
           BT Pyramid Government Securities Cash Fund                             163
         U.S. Equity Index Fund:
           Fund shares                                                        117,436 *
           BT Pyramid Government Securities Cash Fund                           1,056
         International Equity Index Fund:
           Fund shares                                                         22,507
           BT Pyramid Government Securities Cash Fund                             228
         Loan Fund:
           Loans receivable from participants                                  40,598
         ESOP Unallocated Shares Fund:
           Bell Atlantic Corporation common shares                            175,651 *
           BT Pyramid Government Securities Cash Fund                           2,824
                                                                        -------------
             Total investments                                          $   2,122,126
                                                                        -------------




         *Indicates investments that represent 5% or more of the net assets in the plan as of December 31, 1997.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)

         INVESTMENT INCOME
         Investment income and expenses are allocated to the BASSP's Fund Options daily in accordance with their respective daily percentages of interest in the Master Trust's pooled accounts. Percentages of interest are based on the daily ratio of units owned by each plan's Fund options to the total units in the Master Trust pooled accounts. Investment income related to investments held in specific accounts for the defined contribution plans is allocated to each plan's Fund options daily in accordance with each plan's respective percentage of interest.

         The allocated net investment income to the BASSP's Fund options for the year ended December 31, 1998 were as follows:



                                                    DIVIDENDS ON
                                                    BELL ATLANTIC                               OTHER
                                                     CORPORATION                     NET        INCOME/        NET
                                                       COMMON         OTHER     APPRECIATION   EXPENSES    INVESTMENT
                                         INTEREST      SHARES       DIVIDENDS  (DEPRECIATION)     NET        INCOME
                                         --------   -------------   ---------  --------------  --------    ----------
         DECEMBER 31, 1998:
           Bell Atlantic Shares Fund     $    560   $   44,575    $       -      $   110,756     $     -   $   155,891
           Government Money Market Fund     1,091            -            -                -           -         1,091
           Passive U.S. Equity Index          261            -        1,940           31,873           3        34,077
             Fund
           Passive International Equity
             Index Fund                        25            -            -           4,693           -         4,718
           Income Fund                     16,708            -            -              21           -        16,729
           Employee Stock Ownership
             Plan:
               Allocated                       30            -        4,879          80,094           -        85,003
               Unallocated                     (6)           -        4,170          (7,656)          -        (3,492)
           U.S. Bond Market Index Fund          7            -            -           1,172           -         1,179
           Active U.S. Equity Fund              8            -          139           1,066           -         1,213
           U.S. Balanced Fund                 135            -           61             528           -           724
           Global Balanced Fund                22            -           16             109           -           147
           Active International Equity          3            -           31              38          (3)           69
             Fund
           U.S. Small Capitalization           12            -           35             174           -           221
             Fund
           PAYSOP                              95            -        5,054          23,303           -        28,452
                                         --------   ----------    ---------       ----------     ------    -----------
               Total                     $ 18,951   $   44,575    $  16,325       $  246,171     $    -    $  326,022
                                         --------   ----------    ---------       ----------     ------    -----------


         BASSP'S SHARE OF MASTER TRUST INVESTMENT ACTIVITIES
         On March 31, 1997, the Master Savings Trust was dissolved. The BASSP's allocated share of Master Savings Trust investment activities is based upon the total of each individual plan participant's share of the Master Savings Trust investment activities during the period from January 1, 1997 until March 31, 1997.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)



         The Master Savings Trust's investment activities for the year ended December 31, 1997 were as follows:




         Investment Activities:
           Dividends on Bell Atlantic Corporation common shares:
             Non-ESOP shares                                              $       23,881
             ESOP shares                                                           4,964
           Other dividends                                                         3,005
           Short-Term Fixed Income Fund* (BASP) income                             4,599
           Short-Term Fixed Income Fund* (BASSP) income                            2,497
           Other interest                                                          3,121
           Net (depreciation) in value of investments                           (172,237)
                                                                        ----------------

               Net investment activities                                   $    (130,170)
                                                                        ----------------
                                                                        ----------------

         Allocated share of net investment activities:
            BASP                                                          $     (61,384)
            BASSP                                                               (68,786)



         *Formerly Interest Income Fund


4.       DERIVATIVE FINANCIAL INSTRUMENTS

         Derivative financial instruments are used in the Master Trust's pooled accounts primarily to rebalance fixed income/equity allocations, to efficiently gain exposure to a specific underlying market, and to offset the currency risk associated with foreign investments. Leveraging of the BASSP's assets and speculation are prohibited as stated in the BASSP plan documents. Offsetting currency positions are not permitted to exceed the level of exposure in the BASSP's foreign asset base. The derivatives most commonly used by investment managers are highly-liquid, exchange-traded equity and fixed income futures and over-the-counter foreign exchange forward contracts.

         Bell Atlantic's use of financial instruments for risk management purposes is represented by notional amounts. These notional values represent solely contractual amounts that serve as the basis or reference amounts upon which contractually stipulated calculations are based. Therefore, these amounts are intended to serve as general volume indicators only and do not represent the potential gain or loss from market or credit risks.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)


         Market risk arises from the potential for changes in the value of financial instruments resulting from fluctuations in interest rates, foreign exchange rates and prices of equity securities. Market risk is also affected by changes in volatility and liquidity in the markets in which these instruments are traded.

         Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of equity securities and derivative financial instruments that derive their value from a stock index, a particular stock or a defined basket of stocks.

         The credit risk and amount of accounting loss of the BASSP's forward contracts is equal to any gains which have not been settled as of the BASSP's year end. The credit risk of the BASSP's futures contracts is equal to the posted margin plus any unsettled positive variation margin. The amount of accounting loss at year end is equal to any variation margin owed to the BASSP.

         All derivative activity relating to the BASSP is within the Master Trust pooled accounts. The Master Trust pooled accounts' derivative activity is allocated to the BASSP in accordance with the BASSP's Fund options' respective percentages of interest (see Note 3). The following disclosures regarding the notional values, fair values, average fair values and net trading gains are reported for the BASSP.

         The notional values and fair values of the derivative activity used for trading purposes held by the BASSP at December 31, 1998 were as follows:


                                                                                1998
                                                                                ----

         Domestic Equity Futures Contracts:
           Notional values                                                    $  1,187
           Fair values                                                           1,253
         Fixed Income Futures Contracts:
           Notional values                                                           -
           Fair values                                                               -
         Forward Foreign Currency Payable Contracts:
           Notional values                                                          14
           Fair values                                                              15
         Forward Foreign Currency Receivable Contracts:
           Notional values                                                          14
           Fair values                                                              15

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)


         The average fair values of the derivative activity used for trading purposes held by the BASSP during the year ended December 31, 1998 were as follows:


                                                                              1998
                                                                           ----------

         Average Fair Values:
             Domestic Equity Futures Contracts                             $      871
             Fixed Income Futures Contracts                                         -
             Forward Foreign Currency Payable Contracts                            20
             Forward Foreign Currency Receivable Contracts                         20


         The BASSP was allocated $339 in 1998 of net trading losses from futures contracts. Net trading losses allocated to the BASSP from foreign exchange contracts totalled $16,521 in 1998.



5.       NUMBER AND VALUE OF UNITS

         The interest of an employee in each Fund of the BASSP, with the exception of the Loan Fund, is represented by units as described in
         Section 8 of the BASSP plan document. In the first six months of 1998, a participant's unit value is determined daily by dividing each Fund's adjusted net assets, as defined in the BASSP plan document, by the number of outstanding units. Effective July 1, 1998, unit values reflect a Fund's gross asset value , but the unit value is not calculated to be net of expenses chargeable to the Fund. Effective July 1, 1998, therefore, the disbursement of plan expenses from the Master Trust results in a commensurate reduction in the number of units each participant holds in his/her account.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)


         The number and value of units at December 31, 1998 in the Master Trust and December 31, 1997 in the Master Savings Trust were as follows:


                                                                                     1998
                                                                       --------------------------------
                                                                            NUMBER              VALUE
                                                                           OF UNITS           PER UNIT
                                                                       --------------------------------
Bell Atlantic Shares Fund                                                 94,365,920     $     11.9764
Government Money Market Fund                                               1,486,213           10.5604
Passive International Equity Index Fund                                    1,840,823           12.4754
Passive U.S. Equity Index Fund                                             5,641,195           28.9444
U.S. Bond Market Index Fund                                                1,171,365           10.8523
Income Fund                                                               22,055,681           12.0578
Employee Stock Ownership Plan                                             31,713,964           17.1293
Active U.S. Equity Fund                                                      481,045           25.2970
U.S. Balanced Fund                                                           442,576           21.1670
Global Balanced Fund                                                          96,312           20.4128
Active International Equity Fund                                             141,727           13.9070
U.S. Small Capitalization Fund                                               328,247           19.9819
PAYSOP                                                                    13,686,442           12.0992



                                                                                      1997
                                                                           ---------------------------
                                                                             NUMBER            VALUE
                                                                            OF UNITS          PER UNIT
                                                                           -----------      ----------
Bell Atlantic Shares Fund                                                  195,662,455      $    7.38
Government Money Market Fund                                                 8,531,523           1.46
Short-Term Fixed Income Fund                                                52,307,024           5.42
U.S. Bond Market Index Fund                                                  6,301,488           1.54
U.S. Equity Index Fund                                                      37,119,189           3.21
International Equity Index Fund                                             12,802,758           1.71



Continued
                                                                              22

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)



The number and value of units at each month end, which are unaudited, carried to the fourth decimal place, were as follows:


                 BELL ATLANTIC       GOVERNMENT MONEY           PASSIVE           US BOND MARKET        INCOME FUND
                 SHARES FUND            MARKET FUND         US EQUITY FUND          INDEX FUND
            ---------------------- --------------------- --------------------- -------------------- -------------------
   1998       NUMBER      VALUE      NUMBER      VALUE     NUMBER      VALUE    NUMBER     VALUE      NUMBER     VALUE
                OF         PER         OF         PER        OF         PER       OF        PER         OF        PER
               UNITS       UNIT       UNITS      UNIT       UNITS      UNIT      UNITS      UNIT      UNITS      UNIT
----------- ---------------------- --------------------- --------------------- -------------------- -------------------
            (UNAUDITED)            (UNAUDITED)           (UNAUDITED)           (UNAUDITED)          (UNAUDITED)

January               - $ 10.2894   1,296,889   10.0504   5,257,908  $ 22.8042   999,650 $ 10.1448  24,292,981  11.4017
February              -    9.9770   1,298,650   10.0934   5,282,848    24.4512 1,036,716   10.1130  23,904,637  11.4580
March                 -   11.3622   1,258,808   10.1406   5,273,469    25.6839 1,038,200   10.1311  23,522,110  11.5166
April                 -   10.4833   1,258,679   10.1849   5,304,738    25.9430 1,032,567   10.1817  23,242,995  11.5731
May                   -   10.2619   1,210,564   10.2266   5,287,870    25.4983   988,178   10.2749  22,786,639  11.6324
June                  -   10.2191   1,194,121   10.2756   5,306,376    26.5039   976,521   10.3638  22,487,687  11.6915
July        108,138,021   10.2501   1,154,125   10.3245   5,303,802    26.2392   970,157   10.3866  22,122,847  11.7525
August      107,391,021    9.9256   1,246,532   10.3764   5,356,256    22.4414 1,024,184   10.5643  22,016,414  11.8138
September   106,920,913   10.8865   1,340,291   10.4130   6,370,272    23.8416 1,076,409   10.8213  21,966,639  11.8747
October     106,680,664   12.0150   1,429,770   10.4562   5,419,491    25.7863 1,130,287   10.7564  22,110,737  11.9361
November    105,816,638   12.5727   1,446,093   10.5137   5,436,224    27.3340 1,142,380   10.8002  21,993,186  11.9961


                   EMPLOYEE            PAYSOP FUND       PASSIVE INTERNATIONAL     ACTIVE U.S.       U.S. BALANCED FUND
               STOCK ONWERSHIP                             EQUITY INDEX FUND       EQUITY FUND
                  PLAN FUND
            ---------------------- --------------------- --------------------- -------------------- ---------------------
   1998       NUMBER      VALUE      NUMBER      VALUE     NUMBER      VALUE    NUMBER     VALUE      NUMBER     VALUE
                OF         PER         OF         PER        OF         PER       OF        PER         OF        PER
               UNITS       UNIT       UNITS      UNIT       UNITS      UNIT      UNITS      UNIT      UNITS       UNIT
----------- ---------------------- --------------------- --------------------- -------------------- ---------------------
             (UNAUDITED)           (UNAUDITED)            (UNAUDITED)              (UNAUDITED)          (UNAUDITED)

January               - $ 14.6172         N/A       N/A   1,944,011  $ 10.3939       N/A $ 22.0695        N/A   18.5904
February              -   14.1739         N/A       N/A   1,832,538    11.1220   349,624   23.6548    292,802   19.4210
March                 -   16.1573         N/A       N/A   1,801,168    11.5747   402,085   24.8305    343,582   20.0667
April                 -   14.8849         N/A       N/A   1,816,333    11.7372   430,636   24.8847    366,551   20.1220
May                   -   14.5779         N/A       N/A   1,814,388    11.9271   432,012   24.3555    371,726   19.9613
June                  -    5.5127  14,449,432   10.2345   1,821,858    12.0044   447,296   24.8561    378,292   20.3110
July         22,877,924   14.5557  14,013,905   10.2762   1,816,327    12.1440   446,935   24.0303    378,274   19.9115
August       22,916,786   14.1572  13,850,694   10.0035   1,804,600    10.5998   446,938   20.1161    398,537   18.1021
September    23,025,221   15.5408  13,701,871   10.9818   1,814,688    10.2894   459,782   21.3394    412,718   18.9705
October      23,182,845   17.1684  13,531,463   12.1295   1,830,163    11.4226   463,887   22.8296    416,167   19.7653
November     23,158,893   17.9712  13,377,786   12.6959   1,829,295    12.0283   469,423   24.5249    426,047   20.4791



                    GLOBAL                ACTIVE                U.S. SMALL
                BALANCED FUND          INTERNATIONAL        CAPITALIZATION FUND
                                        EQUITY FUND
            ---------------------- --------------------- --------------------------
   1998       NUMBER      VALUE      NUMBER      VALUE     NUMBER           VALUE
                OF         PER         OF         PER        OF              PER
               UNITS       UNIT       UNITS      UNIT       UNITS           UNIT
----------- ---------------------- --------------------- --------------------------
             (UNAUDITED)           (UNAUDITED)            (UNAUDITED)

January             N/A $ 18.1597         N/A   13.7630         N/A  $ 19.4036
February         62,982   19.0630      92,377   14.6206     222,912    20.9504
March            72,291   19.7584     107,413   15.3474     248,650    21.8047
April            72,487   19.8295     119,025   15.3808     252,227    22.2694
May              79,001   19.6210     123,918   15.0538     254,266    21.1641
June             79,711   19.8152     130,760   14.8515     263,987    21.3178
July             80,490   19.5002     129,274   14.9344     279,106    19.6289
August           84,895   17.4188     127,397   12.5228     284,086    15.7307
September        88,300   18.0950     135,130   12.2756     289,253    16.6310
October          89,003   19.0585     138,665   13.3365     308,684    17.4633
November         89,271   19.8065     133,311   13.8731   3,141,311    18.6830



Continued

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)

6.       TAX DETERMINATION

         On November 13, 1997, the Internal Revenue Service issued a ruling that the BASSP meets the requirements of Section 401(a) of the Code and is exempt from Federal income taxes under Section 501(a) of the Code and that the ESOP portion of the BASSP qualifies as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code. The BASSP has been amended since receiving the determination letter. However, the BASSP administrator and the BASSP's tax counsel believe that the BASSP is designed and is currently being operated in compliance with the applicable requirements of the Code.



7.       INDEBTEDNESS

         BASSP LEVERAGED ESOP NOTES PAYABLE
         The LESOP notes payable originally bore an 8.17% interest rate subject to adjustment due to changes in the Federal income tax rate or changes in the Federal law regarding the alternative minimum tax. Portions of the LESOP note were refinanced in 1998 for $11M at 5.5%. Interest and principal payments are guaranteed by Bell Atlantic and are due on January 1 and July 1 of each year; principal payments began July 1, 1990.

         The following table displays the principal maturities under the note with the final payment due July 1, 2005.

         1999                $      51,195
         2000                       28,515
         2001                        1,480
         2002                        1,562
         2003                        1,649
         Thereafter                  3,580
                             -------------
                             $      87,981
                             -------------



         The fair value of the LESOP notes payable is based on quoted market prices for the same or similar instruments. As of December 31, 1998, the note payable carrying amount was $87,981 and the estimated fair value was $80,525.



8.       RELATED PARTY TRANSACTIONS

         BAAMCO, a wholly owned subsidiary of Bell Atlantic, is the investment advisor for the Telecommunications Fund, Passive U.S. Equity Index Fund, and Income Fund and therefore qualifies as a party-in-interest. BAAMCO received no compensation from the BASSP for the investment advisory services rendered to the BASSP.



Continued

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)


9.       CONCENTRATIONS OF CREDIT RISK

         Financial instruments that potentially subject the BASSP to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

         The BASSP places its investment contracts with high-credit quality insurance companies and financial institutions in order to limit credit exposure. The BASSP regularly monitors the financial stability of the financial institutions and insurance companies.



10.      PLAN AMENDMENTS

         Effective July 1, 1998, the BASSP was amended for conforming changes in certain administrative rules.

         Effective January 1, 1998, the portion of the PAYSOP which contains accounts for BASSP associate employees was merged into the BASSP.

         Effective January 1, 1998, the BASSP was amended to offer new investment funds (See Note 1).



11.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:



                                                                                        1998                1997
                                                                                 ----------------    ----------------
                                                                                       (Dollars in Thousands)

Net assets available for plan benefits per the financial
statements                                                                       $      2,434,264    $      1,999,513
  Less:  Amounts allocated to withdrawing participants                                     10,330              13,461
                                                                                 ----------------    ----------------
Net assets available for plan benefits per the Form 5500                         $      2,423,934    $      1,986,052
                                                                                 ================    ================


Continued

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR
ASSOCIATES OF BELL ATLANTIC SOUTH

NOTES TO FINANCIAL STATEMENTS, CONTINUED

(DOLLARS IN THOUSANDS)

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                        1998            1997
                                                                                    ------------    -------------
                                                                                        (Dollars in Thousands)
Benefits paid to participants per the financial statements                          $    243,045    $     105,840
Add:  Amounts allocated to withdrawing participants at
  December 31, 1998 and 1997, respectively                                                10,330           13,461
Less:  Amounts allocated to withdrawing participants at
  December 31, 1997 and 1996, respectively                                                13,461            7,766
                                                                                    ------------    -------------
Benefits paid to participants per the Form 5500                                     $    239,914    $     111,535
                                                                                    ============    =============


12.      TRANSFERS

         The line in the Statement of Changes in Net Assets described as "Transfer of ESOP Shares and participants' balances--net" includes the effect of LESOP debt service activity, the allocation of Bell Atlantic shares from the LESOP to the Bell Atlantic Shares Fund, participant-directed transfers between investment options, and asset transfers between the BASSP and other defined contribution plans.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Bell Atlantic Corporate Employees' Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                    Bell Atlantic Savings and Security Plan
                                    for Associates of Bell Atlantic South

                                    By: /S/ D.J. Sacco
                                        --------------------------------
                                    D. J. Sacco
                                    (Chairman, Bell Atlantic Corporate
                                    Employees' Benefit Committee)








         Date: June 30, 1999